Exhibit 99.2

 Q3 2023 PRESENTATION  November 16, 2023  1

 Forward Looking Statement  This presentation and related discussions includes forward looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan" and similar expressions and include statements regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, demand across operating regions for modern rigs, expected Adjusted EBITDA, contract backlog, contract extensions, options, LOIs and LOAs and potential revenue, operating leverage, focus on return to shareholders, expected trends in contracting activity, including rates that may be achieved, and expected impact of contracting activity including extensions, trends in dayrates and expected dayrates and related environment, market conditions, expected mobilization and commencement of contracts of our rigs and expected timing thereof, statements about our intention to implement a regular quarterly dividend and the amount of the initial dividend and our plan to hold an SGM to approve a capital reduction to enable the Company to distribute dividends, statements about expected delivery of the newbuilding rigs “Vale” and “Var”, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements about our debt obligations and maturities, statements made under “Market” and "Risk and uncertainties" above, and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business and liquidity, the risk that our actual results of operations in future periods may differ materially from the expected results or guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risk relating to global economic uncertainty, and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected operation dates in terms of activation, mobilization and delivery of rigs and commencement of contracts and the terms of contracts, risks relating to market trends, tender activity and rates, risks relating to our liquidity and cash flows from operations, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our notes maturing in 2028 and 2030, our Convertible Bonds due in 2028, and debt under our revolving credit facility and shipyard financing available for the newbuild rigs “Vale” and “Var” and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our super senior revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our intention to implement a regular quarterly dividend including the risk that we do not have available liquidity or distributable reserves or the ability under our debt instruments to pay such dividends, and risks relating to the amount and timing of any dividends we declare, risks described under "Going Concern" in our unaudited financial statements for the nine months ended September 30, 2023 and other risks described in our working capital statement included in our most recent audited and unaudited financial statements, risks relating to future financings including the risk that future financings may not be completed when required, risk relating to our newbuild purchase and financing agreements, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.  Non-GAAP Financial Measures  This presentation contains the following selected financial measures on basis other than U.S. generally accepted accounting principles (“GAAP”): Adjusted EBITDA, Adjusted EBITDA margin, illustrative Adjusted EBITDA and illustrative revenue potential . We define Adjusted EBITDA as our periodic net income/(loss) adjusted for: depreciation and impairment of non- current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue for the relevant period. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the section of our quarterly and annual earnings reports for the relevant periods entitled “Unaudited Non-GAAP Measures And Reconciliations”. For a discussion of illustrative Adjusted EBITDA and revenue potential see slide 10 including the footnotes thereto. We are unable to prepare a reconciliation of illustrative Adjusted EBITDA or illustrative revenue potential without unreasonable efforts.

 Q3 2023 highlights and subsequent events  1 As of 16 Nov 2023, including LOAs, five rigs operating in Mexico under a JV on 100% basis and mobilization revenues, excluding unexercised options;  3  Adjusted EBITDA$88.2m  Contracted utilization  100%  delivered rigs  Avg. contract life1.7 Years  Revenue backlog1$1.87bn  Fleet24Modern rigs  Adjusted EBITDA Margin46%  Technical Uptime99.1%  Revenues$191.5m  Asia  7  Underconstruction  2  Contracted  22  Middle East  5  West Africa  3  1  North Sea  Mexico  2  6  Continued backlog additions at constructive rates  Modern rig utilisation continues upwards trend  Completion of long-term debt refinancing  Implementation of dividend policy  Avg. Fleet Age6 Years

 USDm  Q3 2023  Q2 2023  Operating revenues  191.5  187.5  Gain on disposal  0.1  0.2  Rig operating and maintenance expenses  (85.8)  (89.5)  General and administrative expenses  (11.6)  (10.3)  Depreciation of non-current assets  (30.4)  (28.0)  Total operating expenses  (127.8)   (127.8)  Operating income  63.8  59.9  Income from equity method investments  1.1  3.9  Total financial expenses net  (50.0)   (49.6)  Income tax expense  (14.6)  (13.4)  Net income/(loss)  0.3  0.8  Adjusted EBITDA  88.2  84.0  Balance sheet (USDm)  Q3 2023  Q2 2023  Total assets  3,044.3  2,996.1  Total liabilities  2,126.2  2,088.9  Total equity  918.1  906.2  Cash and cash equivalents  94.4  83.8  Restricted cash (short-term and long-term)  -  -   Key Financials Q3 2023  Income Statement  Commentary  4  Total operating revenues increased by $4.0 million as a result of an increase of $5.3 million in dayrate revenues, offset by a decrease in Related party revenue from Mexico of $1.3 million quarter on quarter.  Rig operating and maintenance expenses decreased by $3.7 million quarter on quarter, primarily driven by $3.3 million lower amortized contract prep. costs for the Ran.  General and admin expenses increased by $1.3 million quarter on quarter.   Total financial expenses increased by $0.4 million, primarily as a result of a   $1.6 million decrease in interest income  $0.7M higher interest expense  $1.9 million decrease in other financial expenses, driven by lower FX losses  Income tax expense increased by $1.2 million quarter on quarter, primarily as a result of higher net income before tax in Mexico.  Income from equity method investments decreased by $2.8 million.  Adjusted EBITDA increased $4.2 million, quarter on quarter.  Cash increased by $10.6 million in comparison to the prior quarter and is primarily a result of:  $34.5M cash provided by operating activities;  $9.6M net proceeds from the sale of shares under ATM program;  ($10.3M) repayment of debt; and  ($23.4M) cash additions to jack-up rigs and PPE

 Completed refinancing creates long-term foundation  Pre-refinancing maturity profile ($m)  Post-refinancing maturity profile ($m)  5  20  20  20  ‘23  30  ‘24  ‘26  ‘25  ‘27  ‘28  250  ’24   ‘25  ‘27  ‘26  ‘28  ‘29  250  ‘30  Existing debt profile had significant maturities in 2025 and restrictions on distributions  Interest rates for certain facilities would have stepped up during 2024, to levels higher than newly issued bonds  New bond gives significant runway and adds distribution flexibility for the Company going forward.   $150 million Senior Secured RCF is currently undrawn and matures in 2028  “Vale” and “Var” scheduled to be delivered in H2-24 with delivery financing of $130 million per rig committed with 4-year term  Keppel loans  Hayfin  HY Secured Bond  Bank facility  PPL  Keppel newbuilds  CB  New Bond 7yr  New Bond 5yr  RCF  Convertible Bond  Keppel Newbuilds

 Positive Market Backdrop  Source: Petrodata by S&P Global, DNB Markets  Modern jackup utilization remains strong …  … Driving positive dayrate momentum  6  Marketed Util. (%)  Modern Jackup Dayrates ($k/d)

Continuing to secure accretive contracts

YTD New Commitments

Revenue backlog[1]

$0.7 bn

Weighted Average Rate

$161 k/d

Recent Awards

- Prospector 5 and Natt – 46-months extension combined (LOA).
- Thor – 2-well contract with Petronas Carigali in Indonesia.
- Idun – 2-year contract with PTTEP in Thailand.
- Gunnlod – 120-days campaign (LOA).
- Skald – 15-months extension.
- Prospector 1 and Norve – priced options exercised.

Other Developments

- Arabia III, Hild and Ran – commenced their contracts in September 2023, October 2023 and November 2023, respectively.
- Gerd – finalizing contract preparations and expected to start in December 2023.

Source: Company data
1 New mutual commitments and LOAs including mobilization revenues, excluding unexercised options;

Solid backlog, with room to capture market upside  Source: Company data  Data as of [16 Nov 2023], including LOAs, five rigs operating in Mexico under a JV on 100% basis and mobilization revenues. Firm Backlog excludes unexercised options;  Backlog increase at improving dayrates  Strong 2024 visibility and Op Leverage in 2025+  8  Firm Backlog ($bn)  Available Fleet Coverage (%)  $84k  Avg.  $121k  Avg.  $137k  Avg.

 In Conclusion  9  Fixtures YTD adding $728m of backlog at average dayrate of $161k/d  Strong backlog coverage  With 2 new builds to be added to the fleet in late 2024  Delivered fleet at 100% contracted utilization  Undersupply of modern rigs expected to continue to drive dayrates higher  Supply constrained market for the long term  Successfully completed $1.54bn refinancing through 5- and 7-year notes  Sustainable long-term capital structure  Subject to a Special General Meeting to be held 22 December 2023  Implementation of quarterly dividends starting at $0.05/share  2  3  4  5  1